EXHIBIT 5.1

July 13, 2016

Xtant Medical Holdings, Inc.
600 Cruiser Lane
Belgrade, Montana 59714

Ladies and Gentlemen:

In my capacity as General Counsel for Xtant Medical Holdings, Inc., a Delaware corporation (the “Company”), I have assisted the Company in connection with the preparation of the Company’s Registration Statement on Form S-8 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “SEC”) on July 13, 2016, under the Securities Act of 1933, as amended (the “Act”), relating to the registration of 1,000,000 additional shares of the Company’s common stock, par value $0.000001 per share (the “Additional Shares”), 500,000 of which may be issued pursuant to the Amended and Restated Xtant Medical Equity Incentive Plan (the “Amended and Restated Plan”) and 500,000 of which may be issued pursuant to the Amended and Restated Plan, in addition to the 600,000 shares previously registered on Form S-8 (File No. 333-172891) and the 300,000 shares previously registered on Form S-8 (File No. 333-187563).

In connection with this opinion, I have reviewed such documents and made such examination of law as I have deemed appropriate to give the opinion expressed below. In connection with this opinion, I have assumed the legal capacity of all natural persons, the accuracy and completeness of all documents and records that I reviewed, the genuineness of all signatures, the authenticity of the documents submitted to me as originals and the conformity to authentic original documents of all documents submitted to me as copies.

The opinion expressed below is limited to the Delaware General Corporation Law (which includes judicial decisions interpreting the Delaware General Corporation Law), and I express no opinion as to the effect of the laws of any other jurisdiction.

Based on the foregoing, and subject to the assumptions and qualifications stated herein, I am of the opinion that the Additional Shares that may be issued under the Amended and Restated Plan will be, when issued in accordance with the terms of the Amended and Restated Plan and any agreement regarding a grant under the Amended and Restated Plan, validly issued, fully paid and non-assessable.

In rendering this opinion, I have assumed that each award under the Amended and Restated Plan will be approved by the Company’s Board of Directors or an authorized committee of the Board of Directors, that any applicable exercise price will be paid prior to issuance, and that all vesting, tax withholding and other criteria required for issuance will be satisfied prior to issuance of any Additional Shares.

This opinion is given as of the date hereof, and I assume no obligation to advise you after the date hereof of facts or circumstances that come to my attention or changes in law that occur which could affect the opinion contained herein. This opinion is being rendered for the benefit of the Company in connection with the matters addressed herein.

I hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement. In giving this consent, I do not thereby admit that I am included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations thereunder.

Very truly yours,

Xtant Medical Holdings, Inc.

By:	/s/ Debbie Kirschman Klopsch
Name: Title:	Debbie Kirschman Klopsch General Counsel